UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

Other Information:

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”). Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), we are required to publish the announcements (each, an “Announcement”) regarding: (1) the grant of Awards under the Company’s Share Award Scheme and to allot and issue, procure the transfer of and otherwise deal with the Awarded Shares in connection with the Share Award Scheme; and (2) a Supplemental Announcement to the Company’s Annual Report For The Year Ended 31 December 2022. We are furnishing each of these Announcements as Exhibit 99.1 and Exhibit 99.2 of this Form 6-K, each of which is incorporated herein by reference. The furnishing of the Announcements in this Report should not be interpreted that the Company deems the number of shares issued by the Company under the Awards is material.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

	By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: July 24, 2023

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Announcement by the Company Published in Hong Kong dated 24 July 2023 Regarding Grant of Share Awards (English Translation)
99.2	Announcement by the Company Published in Hong Kong dated 24 July 2023 Regarding Supplemental Announcement to the Annual Report For The Year Ended 31 December 2022 (English Translation)

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